September 25, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Robert Arzonetti and Susan Block

Re:	Calculator New Pubco, Inc.
Amendment No. 4 to
Registration Statement on Form S-4
Filed September 6, 2023
File No. 333-271665

Dear Mr. Arzonetti and Ms. Block:

On behalf of Calculator New Pubco, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 22, 2023 (the “Comment Letter”) with respect to the above referenced Amendment No. 4 to the Registration Statement on Form S-4, filed by the Company on September 6, 2023.

The Company has filed via EDGAR Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5 to the Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 5 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 5 to the Registration Statement.

Amended Form S-4 Filed September 6, 2023

Risk Factors

Wilson-Davis will need to obtain additional capital to meet increased excess capital requirements, page 51

1.	We note your disclosure that Wilson-Davis will need to obtain additional capital to meet increased capital requirements in order to continue to clear for an introducing broker. Please expand to explain how not meeting this additional capital requirement may impact Wilson-Davis's business so that investors can assess the risk. For instance, please explain how much revenue the company received last year from this aspect of the business, and what percentage of revenue that was.

Response: In response to the Staff’s comment, the disclosure on page 51 of Amendment No. 5 to the Registration Statement has been revised.

September 25, 2023

Updated Projections, page 112

2.	We note your response to comment 1 and reissue in part. You state the Updated Projections reflect "...reduced projections for increase in customers and brokers in the first two years..." even though the Year 2 Updated Projections for total revenue are higher than those for the Initial Projections. Please revise your disclosure to clarify.

Response: In response to the Staff’s comment, the disclosure on page 113 of Amendment No. 5 to the Registration Statement has been revised.

Wilson-Davis & Co., Inc Audited Financial Statements, page F-49

3.	Please revise to include the Report of Independent Registered Public Accounting Firm for the audited financial statements presented for Wilson-Davis & Co.

Response: In response to the Staff’s comment, the Report of Independent Registered Public Accounting Firm for the audited financial statements presented for Wilson-Davis & Co. has been included on page F-49 of Amendment No. 5 to the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc:	Robert McBey – Chief Executive Officer